UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES AND EXCHANGE ACT 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from              to

Commission file number 1-15967

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Dun & Bradstreet Corporation 401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation,

103 JFK Parkway, Short Hills, NJ 07078

The Dun & Bradstreet Corporation 401 (k) Plan

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Plan Benefits for year ended December 31, 2006	3

Notes to Financial Statements	4–13

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *	14

Exhibit

EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of

The Dun & Bradstreet Corporation 401 (k) Plan

In our opinion, the accompanying statements of net assets available for Plan benefits and the related statement of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of The Dun & Bradstreet Corporation 401 (k) Plan, formerly the Profit Participation Plan of the Dun & Bradstreet Corporation, (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for Plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, NY

June 29, 2007

The Dun & Bradstreet Corporation 401 (k) Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2006 and 2005

(dollars in thousands)	2006	2005

Assets:
Investments at fair value (see Note 3)	$857,977	$819,798
Employer contributions receivable	—	1,386

Net assets available for plan benefits at fair value	857,977	821,184
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,348	3,851

Net assets available for plan benefits	$861,325	$825,035

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401 (k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2006

(dollars in thousands)
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$81,321
Interest income	9,169
Dividend income	8,693

99,183
Contributions:
Participant	26,199
Employer	7,022

Total contributions	33,221

Total additions	132,404

Deductions:
Deductions from net assets attributed to benefits paid to participants	96,063
Administrative expenses	51

Total deductions	96,114

Net increase	36,290
Net assets available for plan benefits:
Beginning of year	825,035

End of year	$861,325

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”), formerly known as the Profit Participation Plan of The Dun & Bradstreet Corporation.

The following summary of major Plan provisions in effect for the plan year is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Eligibility

All active team members of the Company are immediately eligible to participate in the Plan on their date of hire. Active team members hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, will be automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings in the default investment options under the Plan which are the age appropriate Barclays Global Investors LifePath Portfolios. Employee contributions are immediately 100% vested.

Contributions

Each eligible participant may contribute up to 50% of compensation (subject to the IRS limit of $220,000.00 per year) to the Plan on a pre-tax basis and 16% on a post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). The total pre-tax and post-tax contribution percentage cannot exceed 50%. In addition, participants age 50 and over have the ability to contribute up to an additional $5,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The Company makes matching contributions equal to 50% of the first 6% of covered compensation contributed by the participant.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. In addition, participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant’s account balance in that fund on a daily basis.

The Plan currently offers the following fourteen funds:

(a)	The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. For fixed rate contracts, the interest rate of each contract depends on market conditions at the time the contract is negotiated and the length of the contract.

(b)	The PIMCO Total Return Fund – Administrative Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

(c)	The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 Index Fund and approximately 40% in a U.S. Debt Market Fund.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

(d)	The Dun & Bradstreet Corporation Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity.

(e)	The Moody’s Corporation Common Stock Fund is invested primarily in the common stock of Moody’s Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. No new contributions or transfers in are allowed.

(f)	The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

(g)	The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

(h)	The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

(i)

The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued. Effective July 1, 2004 this fund was closed to new investors. Participants with balances in the fund prior to July 1st can continue to contribute and transfer into and out of the fund.

(j)	The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index.

(k)	The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim.

(l)	The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. – based companies.

(m)	The Barclays Global Investors LifePath Portfolios – including LifePath 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and LifePath Retirement is invested in multiple asset classes in the U.S. and abroad. Each portfolio seeks to produce competitive returns over a set period of time while controlling risk, utilizing a combination of all or some of the following investments: stocks, bonds, real estate investment trusts (REITs), Treasury inflation protection securities (TIPS), and money market investments. Except for the Retirement Portfolio which maintains a static allocation, as time passes, a team of investment managers at Barclays Global Investors gradually shifts the investment mix from a greater concentration of higher-risk investments (namely stock funds and REITs) to a greater concentration of lower-risk investments (bond funds, TIPS, and money market instruments). The names of the LifePath Portfolios are based on the approximate year when investors need their money from the portfolio.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

(n)	The Munder Mid-Cap Core Growth Fund is invested in at least 80% of its assets in equity securities of mid-capitalization companies. The Fund defines these as companies with a market capitalization similar to those represented by the S&P MidCap 400 Index.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of employment due to death, retirement or disability, a participant or his or her beneficiary is entitled to receive the vested amount allocated to the participant’s account as a lump sum distribution or in annual installments over a period of not longer than 20 years. For all other terminations and for participant accounts with one-thousand dollars or less, distributions are paid as a lump sum payment.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two loans. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2006 and 2005, interest on participant loans ranged between 6% and 11.5%.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he/she becomes totally and permanently disabled or dies.

Amounts forfeited by non-vested or partially vested participants who terminated employment during the year ended December 31, 2006 were $770,837. As of December 31, 2006 and 2005, forfeited participant accounts totaled $168,139 and $35,697 and will be used to reduce future Company contributions.

Administration of the Plan

The Board of Directors of the Company appointed three committees to perform certain administrative, settlor and fiduciary responsibilities for the Plan. The three committees consist of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”). Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits retroactively presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common / collective trusts, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investments in Mutual Funds are valued at the closing fund share price based on market quotations on the last business day of the plan year. Investments in common stock are valued based on their closing quoted market price on the last business day of the plan year. Common/Collective Trusts are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. The fair value of

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at cost plus accrued interest which approximates fair value.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3.	Investments

Investments held by the Plan at December 31, 2006 and 2005 are summarized as follows:

(dollars in thousands)	2006	2005
At fair value:
Common Stocks	$191,205	$192,448
Common/Collective Trusts	311,144	272,975
Mutual Funds	143,741	121,154
Money Market Funds	10,836	11,289
Participant Loans	5,489	5,900
Investment Contracts	195,562	216,032

Total investments held by the Plan	$857,977	$819,798

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are identified as follows:

(dollars in thousands)	2006	2005
At fair value:
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$86,322	$77,458
Moody’s Corporation Common Stock	104,883	114,991
Common/Collective Trust:
Barclays Global Investors Mid/Sm Cap Index Fund	48,750	43,181
Barclays Global Investors S&P 500 Index	217,917	202,925
Insurance Contracts :
Metropolitan Life Insurance Co	50,741	67,147
Principal Life Insurance	45,726	*

*	Represents less than 5%

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(dollars in thousands)
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$17,343
Moody’s Corporation Common Stock	11,921
Common / Collective Trusts:
Barclays Global Investors Mid / Sm Cap Index Fund	6,547
Barclays Global Investors S & P 500 Index Fund	28,680
Barclays Global Investors International Equity Index Fund	5,132
Barclays Global Investors Balance Index Fund	2,672
Barclays Global Investors LifePath Portfolio RET D	22
Barclays Global Investors LifePath Portfolio 2010 D	29
Barclays Global Investors LifePath Portfolio 2015 D	37
Barclays Global Investors LifePath Portfolio 2020 D	39
Barclays Global Investors LifePath Portfolio 2025 D	45
Barclays Global Investors LifePath Portfolio 2030 D	48
Barclays Global Investors LifePath Portfolio 2035 D	10
Barclays Global Investors LifePath Portfolio 2040 D	12
Barclays Global Investors LifePath Portfolio 2045 D	25
Mutual Funds:
Fidelity Equity Income Fund	1,723
Fidelity Blue Chip Growth Fund	490
Fidelity Low Prices Stock Fund	2,002
Fidelity Aggressive Growth Fund	581
Fidelity Diversified International Fund	3,692
PIMCO Total Return Fund - Administrative Class	(192)
Munder Mid-Cap Core Growth	463

$81,321

4.	Contracts with Insurance Companies

The Plan has entered into benefit-responsive investment contracts with various insurance companies. The average life of the contracts is 3 to 5 years. The insurance companies maintain the contributions in a general account. Participants in the Plan can invest in these contracts by allocating a percentage of their contributions into the Special Fixed Income Fund. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 3.29% to 5.72% for 2006 and from 2.28% to 5.48% for 2005. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements.

6.	Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services paid to the trustee amounted to $51,154 for the year ended December 31, 2006. Additionally, the Plan invests in common stock of The Dun & Bradstreet Corporation and Moody’s Corporation and these qualify as party-in-interest transactions.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

7.	Subsequent Event

During the first quarter of 2006, the Company acquired a 100% ownership interest in Open Ratings. On February 28, 2007 assets totaling $1,060,218 were transferred into the Plan from the Open Ratings Inc. Plan. Participants of that plan were 100% vested in the assets that were transferred into the Plan.

On April 12, 2007 the Company’s Board of Directors amended the Plan effective July 1, 2007 to increase the Company match formula from 50% to 100% of a team member’s contributions and to increase the maximum match from 6% to 7% of such team member’s eligible compensation.

Effective June 30, 2007 the Moody’s Corporation Common Stock Fund will be removed as an investment option in the Plan. Any remaining assets in the Fund on June 30, 2007 will be allocated to the age appropriate Barclay’s Global Investors LifePath Portfolio.

8.	Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation on FASB Statement No. 109. This interpretation, which is effective for fiscal year beginning after December 15, 2006, clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC (see Note 5). Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for benefits and changes in net assets in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, or “SFAS No. 157,” which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. SFAS No. 157 does not require new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact the adoption of SFAS No. 157 will have, if any, on our Plan’s financial statements.

The Dun & Bradstreet Corporation 401 (k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

9.	Reconciliation of Financial Statements to Form 5500

The following is the reconciliation of Net Assets Available for Benefits per financial statements to Form 5500:

December 31, 2006
Net assets available for plan benefits per financial statements:	$861,325
Less: adjustment from fair market value for fully benefit-responsive investment contracts	3,348

Net assets available for plan benefits per Form 5500:	$857,977

The following is the reconciliation of Net Increase in Assets per financial statements to Form 5500:

December 31, 2006
Net increase in assets per financial statements:	$36,290
Less: adjustment from fair market value for fully benefit-responsive investment contracts	3,348

Net income per Form 5500:	$32,942

The Dun & Bradstreet Corporation 401 (k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

		2006
Description of Investments		Price Per Unit / Share	Number of Shares / Units	Cost		Current Value
Common Stocks
The Dun & Bradstreet Corporation Common Stock*		82.79	1,042,661	*	*	$86,321,904
Moody’s Corporation Common Stock*		69.06	1,518,725	*	*	104,883,149

						191,205,053

Common / Collective Trusts
Barclays Global Investors Mid / Sm Cap Index Fund		40.33	1,208,770	*	*	48,749,691
Barclays Global Investors S & P 500 Index Fund		44.01	4,951,537	*	*	217,917,135
Barclays Global Investors International Equity Index Fund		15.80	1,675,848	*	*	26,478,393
Barclays US Debt Market Fund		21.59	477,644	*	*	10,312,324
Barclays Global Investors LifePath Portfolio RET D		10.35	63,942	*	*	661,800
Barclays Global Investors LifePath Portfolio 2010 D		10.41	94,269	*	*	981,338
Barclays Global Investors LifePath Portfolio 2015 D		10.49	124,415	*	*	1,305,113
Barclays Global Investors LifePath Portfolio 2020 D		10.55	106,065	*	*	1,118,982
Barclays Global Investors LifePath Portfolio 2025 D		10.60	107,231	*	*	1,136,653
Barclays Global Investors LifePath Portfolio 2030 D		10.64	134,478	*	*	1,430,842
Barclays Global Investors LifePath Portfolio 2035 D		10.68	26,291	*	*	280,790
Barclays Global Investors LifePath Portfolio 2040 D		10.73	25,466	*	*	273,246
Barclays Global Investors LifePath Portfolio 2045 D		10.76	46,236	*	*	497,495

						311,143,802

Mutual Funds
Fidelity Equity Income Fund *		58.55	352,665	*	*	20,648,547
Fidelity Blue Chip Growth Fund*		44.31	399,760	*	*	17,713,381
Fidelity Low Prices Stock Fund *		43.54	702,403	*	*	30,582,638
Fidelity Diversified International Fund*		36.95	1,056,187	*	*	39,026,116
PIMCO Total Return Fund - Administrative Class		10.38	1,752,389	*	*	18,189,793
Munder Mid-Cap Core Growth		25.46	690,507	*	*	17,580,313

						143,740,788

Insurance Contracts at Fair Value
Metropolitan Life Insurance Co	#28891 10/01/08 3.56%	1.00	11,751,698	*	*	11,751,698
Metropolitan Life Insurance Co	#29126 10/01/09 3.61%	1.00	8,563,938	*	*	8,563,938
Metropolitan Life Insurance Co	#29625 04/01/2010 5.00%	1.00	10,071,746	*	*	10,071,746
Metropolitan Life Insurance Co	# GR 118419 4/02/07 3.72%	1.00	20,353,707	*	*	20,353,707
Monumental Life Insurance	#SV04493Q 4/01/09 4.28%	1.00	7,899,956	*	*	7,899,956
Monumental Life Insurance	#SV04494Q 10/01/09 4.39%	1.00	15,938,102	*	*	15,938,102
Monumental Life Insurance	#SV04572Q 10/01/09 4.42%	1.00	10,398,878	*	*	10,398,878
New York Life Insurance	#GA31459 10/01/07 4.64%	1.00	7,043,308	*	*	7,043,308
New York Life Insurance	#GA31862 4/01/08 3.48%	1.00	2,874,395	*	*	2,874,395
New York Life Insurance	#GA31817 10/01/08 3.51%	1.00	11,723,325	*	*	11,723,325
Pacific Life Insurance Co	# G-26694-02 4/01/08 3.76%	1.00	19,439,597	*	*	19,439,597
Principal Life Insurance	#4-04402-09 3/31/08 3.72%	1.00	20,345,317	*	*	20,345,317
Principal Life Insurance	#4-04402-10 3/31/07 5.72%	1.00	6,088,157	*	*	6,088,157
Principal Life Insurance	#4-04402-11 3/31/09 3.29%	1.00	4,713,588	*	*	4,713,588
Principal Life Insurance	#4-04402-12 3/31/09 3.63%	1.00	8,627,485	*	*	8,627,485
Principal Life Insurance	#4-04402-13 3/31/09 5.01%	1.00	5,951,638	*	*	5,951,638
Prudential Insurance Co	# 62023 04/01/10 4.47%	1.00	10,360,819	*	*	10,360,819
ING Institutional Markets	# IUS0238 10/01/09 5.08%	1.00	13,416,646	*	*	13,416,646

						195,562,300

Money Market Funds
Fidelity Investments Short Term Investment Fund *						10,836,575
Participants Loans
Loans to Participants (6% - 11.5% maturing at various dates through 2016)						5,489,099

TOTAL INVESTMENTS						$857,977,617

*	Party In Interest Transactions
**	Not applicable as these are participants-directed transactions

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of The Dun & Bradstreet Corporation have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE DUN & BRADSTREET CORPORATION 401 (k) PLAN

	BY:	/ s / Anthony Pietrontone Jr.
Anthony Pietrontone Jr.
Principal Accounting Officer, The Dun & Bradstreet Corporation

Date: June 29, 2007

/ s / Patricia A. Clifford
Patricia A. Clifford
Senior Vice President, Human Resources, The Dun & Bradstreet Corporation